ORIGINAL

15020301

CBOE

EXECUTE SUCCESS℠

RECEIVED

2015 APR 27 PM 3:52

SEC / MR

Jaime Galvan
Senior Attorney
Legal Division
400 S. LaSalle Street
Chicago, IL 60605
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

April 24, 2015

Via Federal Express Overnight
Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Exhibit F

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of amended Trading Permit Holder forms of Chicago Board Options Exchange, Incorporated ("CBOE"). Copies of these forms are available on the CBOE Website at:
https://www.cboe.org/members/generalinfo/memberforms.aspx

CBOE – Amended Forms
Individual Application – Revised April 17, 2015
Application to Change Clearing Trading Permit Holders – Revised April 17, 2015

Sincerely,

Jaime Galvan

Enclosures

CBOE EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

INDIVIDUAL APPLICATION

The appropriate fees and paperwork must accompany this application.

ALL APPLICATION FEES ARE NON-REFUNDABLE

1. Name ______________________________ Social Security # ____________________

2. Are you legally authorized to work in the United States? ☐ Yes ☐ No Date of Birth ________________
(Please provide a copy of documentation evidencing your authorization to work in the United States. This may include a copy of an unexpired or expired U.S. passport, or copies of a driver's license along with either a U.S. Social Security Card or a U.S. birth certificate, or other eligible documents listed on Form I-9, Employment Eligibility Verification, provided by the Department of Homeland Security.)

3. Business E-mail Address ____

4. Business Address ____

City__________________ State/Province __________ Zip/Mail Code _________ Country_________

5. Home Address____

City__________________ State/Province __________ Zip/Mail Code _________ Country_________

6. Telephone: Business _______________ Home ______________ Mobile ________________

7. Please forward all correspondence to my: ☐ E-mail Address ☐ Business Address

8. Type of application: ☐ Individual (Sole Proprietor) ☐ Nominee

9. If applicable, name of TPH organization for which you will be a Nominee:

____

10. Capacity in which you intend to act as a Trading Permit Holder:

☐ Market Maker ☐ Floor Broker

☐ Proprietary Trading Permit Holder ☐ No Trading Function

11. CBOE Clearing Trading Permit Holder issuing Market Maker Letter of Guarantee, Floor Broker Authorization or Connectivity Guarantee for Login Access:

Name: ____ OCC # _________

12. Are you currently, or have you ever been, the subject of a legal proceeding? Please identify and describe all such legal proceedings whether or not they are or were related to your activities in the securities industry. For the purposes of this question, the term "legal proceeding" is intended to be construed broadly and would be deemed to include, but not be limited to, if you are or have been a party in a lawsuit or arbitration proceeding, if you are or have been the subject of a proceeding initiated by a government agency or as a result of a customer complaint, if you are or have been the subject of a criminal proceeding (including, but not limited to, any proceeding in which you were charged with, convicted of, or pled guilty or no contest to any misdemeanor, felony or other crime). ___ If yes, describe______________________________

____

13. Are you currently, or have you ever been, the subject of an investigation conducted by, or on behalf of, any securities exchange, self-regulatory organization ("SRO") under the Securities Exchange Act of 1934, any futures contract market, exchange or self-regulatory organization (hereinafter collectively referred to as "securities or futures SRO"), or any federal or state securities or futures regulatory agency or commission regarding your activities? ___ If yes, describe ______________________________

____

14. Are you currently, or have you been, a party in a disciplinary proceeding conducted by, or on behalf of, any securities or futures SRO, or any federal or state securities or futures regulatory agency or commission regarding your activity? ___ If yes, describe ______________________________

____

15. Have you ever been sanctioned by any securities or futures SRO or any federal or state securities or futures regulatory agency or commission, including, but not limited to the following? ___ If yes, please check the appropriate box and describe ______________________________

____

☐ Censure ☐ Fine ☐ Suspension ☐ Bar

16. Are you a member of any national securities exchange, national securities association, or commodities exchange? ___ If yes, identify ______________________________

____

CONSENT TO JURISDICTION

I hereby agree to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all my former employers and other persons to furnish to CBOE, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history, and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

I authorize CBOE to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information it may have concerning me, and I hereby release CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to CBOE and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act CBOE may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "Summary of Your Rights under the Fair Credit Reporting Act" is available at http://www.ftc.gov/bcp/edu/pubs/consumer/credit/cre35.pdf

I agree to be subject to the jurisdiction of the U.S. federal courts and Illinois state courts.

I recognize that the statements in the application materials I furnish to CBOE may be verified by investigation, and hereby declare that they are true, complete and accurate.

Signature of Applicant ______________________________ Date ______________

CBOE EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

APPLICATION TO CHANGE CLEARING TRADING PERMIT HOLDERS FOR INDIVIDUALS ONLY

Name of Trading Permit Holder ______________________________ Acronym ____________

Current Clearing Trading Permit Holder Information:

Name of Current Clearing Trading Permit Holder(s)	OCC #	Type of Guarantee(s) (MM, FB, EA, PT FLEX)
______________________________	______	______________

Information Regarding New Clearing Trading Permit Holder(s):

Name of Proposed New Clearing Trading Permit Holder(s)	OCC #	Type of Guarantee(s) (MM, FB, EA, PT FLEX)
______________________________	______	______________

Trading Permit Holder hereby applies pursuant to CBOE Rule 3.9 to change the Clearing Trading Permit Holder(s) that guarantee(s) Trading Permit Holder's Exchange transactions in the manner indicated above.

In connection with this application, any Clearing Trading Permit Holder that is approved to clear Trading Permit Holder's Exchange transactions is required to provide CBOE's Registration Services Department with the required guarantee form(s). The Trading Permit Holder is also required to complete the FLEX Options Trader Application (if applicable).

Business Address ____

City ____________________ State __________ Zip __________ Phone ____________________

Signature of Trading Permit Holder ______________________________ Date ______________

April 2015